Exhibit 99.1

DR. MARK WARE JOINS CANOPY GROWTH CORPORATION AS CHIEF MEDICAL OFFICER

May 28th, 2018

Smiths Falls, ON & Montreal, QC –Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is pleased to announce that Dr. Mark Ware, a leading researcher in the cannabis field for decades, will join the senior leadership team at Canopy Growth as the Company’s Chief Medical Officer commencing July 1st, 2018.

Dr. Ware is an associate professor of family medicine and anesthesia at McGill University. Over a period of 20 years he has established himself as a dedicated researcher and thought leader in advancing the medical community’s understanding of cannabis and cannabinoids. His research has focused on the safety, efficacy and effectiveness of cannabis and cannabinoids in pain and symptom management, and dates back well before the days of commercial cannabis production. He served for ten years as Executive Director of the non-profit Canadian Consortium for the Investigation of Cannabinoids (CCIC), and is also a longstanding Board Member of the International Association for Cannabinoid Medicines.  In 2016, Dr. Ware served as vice-chair of the Government of Canada’s Task Force on Cannabis Legalization and Regulation. Dr Ware will take a leave of absence from McGill University to pursue this opportunity.

“Bringing Dr. Mark Ware into a senior position within Canopy Growth demonstrates our commitment to building a well-funded, carefully refined global clinical research plan to develop new evidence, markets and products as it related to cannabis,” said Bruce Linton, Chairman & CEO, Canopy Growth. “His knowledge and expertise strengthen our ability to research and develop sophisticated cannabis medicines capable of improving patients’ lives around the world, while providing further clinical evidence as healthcare practitioners and governments are calling for.”

In his role as Chief Medical Officer, Dr. Ware will lead Canopy Growth’s global clinical research strategy, while also assisting in medical education and all aspects of ensuring the Company builds a world-class medical division centered around its global medical business, Spectrum Cannabis.

“I am very excited about the opportunity to join Canopy and to further develop global cannabis research” said Dr. Ware. “This approach is needed to more effectively respond to the needs of patients and health care professionals worldwide.”

The appointment of Dr. Ware follows on the heels of Canopy Growth’s announcement that it intends to acquire all outstanding shares in its affiliated cannabis research arm, Canopy Health Innovations Inc., including ownership in the recently established Oxford-based Beckley Canopy Therapeutics, a partnership with the renowned Beckley Foundation.  Through strong research, drug development and clinical capabilities, along with a growing IP portfolio and top-tier management, Canopy is committed to a successful  global medical cannabis industry.

Here’s to Future Growth (and welcome, Dr. Mark Ware!).

Contacts:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Spectrum Cannabis

Spectrum is medical cannabis, simplified. Its colour-coded strain classification system is available in Canada with operations underway in the European Union and South America. Spectrum products are available in a range of potencies and formats designed to simplify the dialogue around strength and dosage by categorizing medical cannabis according to THC and CBD levels. Spektrum Germany Gmbh processes cannabis for sale in Germany in a GMP-certified facility and then distributes products to hundreds of German pharmacies. Spectrum Denmark is a partnership between Canopy Growth and Danish Cannabis. Through the partnership, Spectrum Denmark is developing a large-scale greenhouse facility in the city of Odense.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across four continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include future employment of Dr. Mark Ware or the development of clinical programs to support cannabis research. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including employment status of Dr. Mark Ware, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.